Exhibit 99.2

May 25, 2011
To:
Autorité des marches financiers
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Ontario Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island (Securities Office)
Securities Commission of Newfoundland and Labrador
(collectively, the “Commissions”)
Dear Sirs/Mesdames
Subject Consent of Qualified Person — Paul Daigle, P.Geo.
I, Paul Daigle, P.Geo., of Wardrop, a Tetra Tech Company consent to the public filing of the Technical Report titled “Strange Lake B Zone Resource Model Update”, and dated May 25, 2011 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the news release, dated April 11, 2011, of Quest Rare Minerals Ltd.
I also confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the news release, dated April 11, 2011, of Quest Rare Minerals Ltd.
Dated this 25th day of May, 2011
SIGNED

“Original signed by Paul Daigle, P.Geo.”
Paul Daigle, P.Geo.
Senior Geologist Wardrop, a Tetra Tech Company

PEOPLE, PASSION, PERFORMANCE. TRUSTED GLOBALLY.	330 Bay Street, Suite 900, Toronto, Ontario M5H 2S8, Canada Tel 416.368.9080 Fax 416.368.1963 www.wardrop.com	Consent Paul Daigle.doc